UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 333-137143

Full title of the plan and the address of the plan, if different from that of the issuer named below:
Hanesbrands LLC Retirement Savings Plan
101 N. Cherry Street
Winston-Salem, NC 27101

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Gildan Activewear Inc.
600 de Maisonneuve Boulevard West
33rd Floor
Montreal, Québec
Canada H3A 3J2

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations For Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Employee Benefits Administrative Committee and Participants of
Hanesbrands LLC Retirement Savings Plan
Winston-Salem, North Carolina
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Hanesbrands LLC Retirement Savings Plan (formerly Hanesbrands Inc. Retirement Savings Plan) (the Plan) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Forvis Mazars, LLP

We have served as the Plan’s auditor since 2019.

Greensboro, North Carolina
June 25, 2026

Hanesbrands LLC Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31, 2025	December 31, 2024
Assets
Investments, at fair value	$581,524,005	$650,130,350
Receivables:
Company-match contribution receivable	—	2,372,774
Notes receivable from participants	4,723,823	6,800,740
Partial plan termination receivable from company	88,756	635,788
	4,812,579	9,809,302

Total assets	586,336,584	659,939,652

Liabilities
Accrued expenses	(232,968)	(171,340)
Total liabilities	(232,968)	(171,340)

Net assets available for benefits	$586,103,616	$659,768,312

The accompanying notes are an integral part of these financial statements.

Hanesbrands LLC Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended
	December 31, 2025	December 31, 2024
Net investment income	$81,592,118	$78,851,902
Interest income on notes receivable from participants	425,442	494,355
Contributions:
Company	7,318,402	9,872,943
Participants	12,840,993	19,576,540
Total contributions	20,159,395	29,449,483
Benefits paid to participants	(174,861,589)	(112,881,201)
Administrative expenses	(980,062)	(755,416)
Net decrease	(73,664,696)	(4,840,877)
Net assets available for benefits:
Beginning of year	659,768,312	664,609,189

End of year	$586,103,616	$659,768,312

The accompanying notes are an integral part of these financial statements.

Hanesbrands LLC Retirement Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

NOTE A - DESCRIPTION OF PLAN
The following brief description of the Hanesbrands LLC Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering eligible salaried and hourly employees of Hanesbrands LLC (“Hanesbrands” or the “Company”) who are not covered by a collective bargaining agreement that does not provide for their participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Fidelity Management Trust Company provided trustee services for the Plan while Fidelity Investments Institutional Operations Company, Inc. provided recordkeeping services for the Plan. References to the "Trust" within this filing refer to the Hanesbrands LLC Retirement Savings Plan Trust.
On December 29, 2022, the SECURE 2.0 Act of 2022 (“SECURE 2.0”) became law. SECURE 2.0 makes various changes applicable to tax qualified retirement plans. Plan management is evaluating the impact of SECURE 2.0 and awaiting additional regulatory guidance from the IRS and the Department of Labor. The Plan will be amended to reflect any changes made in response to SECURE 2.0 prior to the deadline set by law or applicable regulations.
Contributions
Eligible employees can contribute between 1% and 50% of their pre-tax eligible compensation, as defined in the Plan document. All eligible employees are deemed to have elected to have 4% of their pre-tax compensation deferred into the Plan (6% for eligible employees hired on or after February 1, 2025), unless they make an affirmative election to change or cease deferrals. The deferral contribution percentage of participants who are automatically enrolled is increased by 1% each year thereafter, up to a maximum of 6% of eligible pre-tax compensation (10% of eligible pre-tax compensation on and after February 1, 2025); except that the deferral percentage of such an employee who becomes a participant during the last three months of the year will not increase until the second plan year following the employee’s participation date. Catch-up contributions are also permitted. Contributions and catch-up contributions are subject to certain limitations under the Internal Revenue Code (“IRC”). Although employees were previously permitted to make after-tax contributions to certain predecessors to the Plan, this is no longer permitted and was not permitted during the periods presented.
Effective January 1, 2025, the Company set the matching contribution at 6%, which will be made on a pay period basis, and discontinued the discretionary matching contribution. Prior to that date, the Company made matching contributions, on a quarterly basis, equal to 100% of the portion of a participant's contributions that did not exceed 4% of a participant's eligible compensation. The Company could also make additional discretionary matching contributions of 0-2% on a quarterly basis. For the years ended December 31, 2025 and 2024, the total matching contribution by the Company was $8,039,210 and $10,490,958, respectively.
For the years ended December 31, 2025 and 2024, $720,808 and $1,253,803 of forfeitures, respectively, were used to offset Company contributions, which includes $133,993 of forfeited balances outstanding as of December 31, 2024 that were used to offset the Company's contribution receivable to the Plan for the fourth quarter 2024 that was paid in the first quarter of 2025.
Participant Accounts
Individual accounts are maintained for each of the Plan’s participants to reflect Company contributions, the participant’s contributions and any rollover contributions, as well as the participant’s related share of the Plan’s income and losses, benefit payments and certain related administrative expenses. Allocations of income and losses are made within each separate investment fund in proportion to each participant’s investment in those funds. Allocations of certain related administrative expenses are made based on the proportion that each participant’s account balance has to the total of all participants’ account balances.
Vesting
Participants’ contributions are 100% vested at all times. Company contributions vest based on years of service with a two-year cliff vesting schedule for matching contributions and a five-year graded vesting schedule for discretionary annual
Company contributions and union replacement contributions. Discretionary annual Company contributions, union replacement contributions and matching contributions will be 100% vested in the case of termination due to death,

Hanesbrands LLC Retirement Savings Plan
Notes to Financial Statements - Continued
December 31, 2025 and 2024
disability or normal retirement without regard to years of service. Effective January 1, 2025, active employees and those who terminated on or after December 31, 2023 were fully vested in any unvested discretionary annual company contribution.
Investment Options
Participants may direct their total account balances among the various investment options currently available through the Plan in 1% increments and may change their investment elections at any time. Effective December 1, 2025, the Company was acquired by Gildan Activewear, Inc. ("Gildan"). Hanesbrands LLC filed an amended Form S-8 on December 1, 2025 to deregister the shares of Hanesbrands Inc. ("HBI") stock that were held by the HBI Stock Fund offered as an investment option under the Plan. At the same time, Gildan filed a Form S-8 to register 1,000,000 shares of Gildan stock for the Gildan Stock Fund that is now offered as an investment option under the Plan. All shares of HBI stock were converted to Gildan stock based on the same formula used for shareholders outside of the Plan. Effective February 8, 2024, Fiduciary Counselors was appointed as the named independent fiduciary of the HBI Stock Fund and now the Gildan Stock Fund, which is the investment option available under the Plan that holds shares of Gildan common stock.
Forfeitures
If a participant terminates employment for reasons other than death, disability or normal retirement age before amounts received as Company contributions are fully vested, the unvested amounts shall be forfeited. Forfeited balances shall first be allocated to participants who are re-employed and are entitled to reinstatement of portions of their Company contributions that were forfeited previously and then the remainder, if any, may be used to reduce future Company contributions or pay administrative expenses of the Plan.
All unallocated forfeited balances as of December 31, 2025 and 2024 were allocated as described above under Contributions.
Benefit Payments
Upon termination of service due to death, disability, retirement, resignation or dismissal, distribution of the vested balance in the participant’s accounts will be made to the participant or, in the case of the participant’s death, to his or her beneficiary by a lump-sum payment or partial distribution in cash (or stock, if elected, for amounts invested in the Gildan Stock Fund).
Participants may withdraw all or a portion of their vested account balances, provided they have attained age 59-1/2; participants may also withdraw their after-tax contributions (other than Roth contributions) at any time. Participants who have an immediate and substantial financial need may take a hardship withdrawal from certain balances in their accounts, subject to certain limitations defined in the Plan document.
Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The participant must secure the loan by a pledge against his or her vested Plan accounts. The participant must sign a promissory note for the loan. The loan period cannot exceed five years, unless the proceeds of the loan are used to purchase a primary residence, in which case the loan period shall not exceed ten years. The loan will bear interest at the prevailing prime rate when the loan is issued. The interest rates for the outstanding loans ranged from 3.25% to 9.25% at December 31, 2025 and 3.25% to 9.50% at December 31, 2024. Principal and interest is paid through payroll deductions.
Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.

NOTE B - SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates
The preparation of financial statements requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Hanesbrands LLC Retirement Savings Plan
Notes to Financial Statements - Continued
December 31, 2025 and 2024
Valuation of Investments
Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded in the period earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.
The Trust’s investments consist of investments in a money market, registered investment companies, Gildan (previously HBI) common stock and collective trusts. Investments in the money market, registered investment companies and Gildan (previously HBI) common stock are valued using quoted market prices. All collective trusts are valued at net assets value ("NAV") of participant units owned by the Trust based on the NAV of the underlying investments in each collective trust.
In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participants’ individual account balances.
Benefit Payments
Benefit payments are recorded when paid.
Administrative Expenses
Administrative expenses associated with the Plan are paid by the Plan. Investment related expenses are included in net investment income (loss).
Recent Accounting Pronouncements
There were no recent accounting pronouncements that were applicable to the Plan.

NOTE C - INVESTMENTS AT FAIR VALUE
The Plan’s net assets of the Trust is included in the accompanying Statements of Net Assets Available for Benefits.
A summary of the net assets of the Trust is as follows:

	December 31, 2025	December 31, 2024
Investments at fair value:
Gildan common stock	$9,342,330	$—
Hanesbrands common stock	—	14,149,314
Investment in collective trusts	545,089,404	601,455,147
Investment in registered investment companies	26,758,057	34,063,048
Money market fund	246,183	361,188
Total investment assets at fair value	581,435,974	650,028,697
Non-interest bearing cash	24,526	—
Net receivables	63,505	101,653

Investments, at fair value	$581,524,005	$650,130,350
The net investment income from the Trust for the years ended December 31, 2025 and 2024 is as follows:

	2025	2024
Net investment income from the Hanesbrands LLC Retirement Savings Plan Trust:
Interest and dividend income	$3,144,323	$2,738,181
Net appreciation in fair value of investments	78,447,795	76,113,721

Total net investment income	$81,592,118	$78,851,902

Hanesbrands LLC Retirement Savings Plan
Notes to Financial Statements - Continued
December 31, 2025 and 2024

NOTE D - PLAN TERMINATION
The Company experienced a reduction in its workforce in 2024 and early 2025 primarily due to the sale of its global Champion business and U.S.-based outlet store business. As a result, the plan experienced a partial plan termination as defined by ERISA for the period January 1, 2024 – February 18, 2025. Participants who terminated employment during this period were fully vested in their Company contributions. The Company made an additional contribution in 2025 of $709,765, of which $635,788 is recorded as a receivable from the Company as of December 31, 2024, to restore forfeitures for participants impacted by the partial plan termination. The Company made an additional contribution in 2026 of $88,756 which is recorded as a receivable from the Company as of December 31, 2025.
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, affected participants will become entitled to be fully vested in their accounts.

NOTE E - FAIR VALUE MEASUREMENTS
Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Trust utilizes market data or assumptions that market participants would use in pricing the asset or liability. A three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value, is utilized for disclosing the fair value of the assets and liabilities of the Trust. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.
Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques:
•Market approach - prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
•Cost approach - amount that would be required to replace the service capacity of an asset or replacement cost.
•Income approach - techniques to convert future amounts to a single present amount based on market expectations, including present value techniques, option-pricing and other models.
The Trust primarily applies the market approach for its investment assets and attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.
As of December 31, 2025 and 2024, the Trust held certain financial assets that are required to be measured at fair value on a recurring basis. These consisted of Gildan (previously HBI) common stock, collective trusts, registered investment companies and a money market. The fair values of the Gildan (previously HBI) common stock, the registered investment companies and the money market are determined based on quoted prices in public markets and are categorized as Level 1. The fair value of the investments within the collective trusts are valued utilizing the NAV per share as the practical expedient and are not required to be classified within the fair value hierarchy. Participant transactions in the collective trusts (purchases and sales) may occur daily. If the Plan were to initiate a full redemption of the collective trusts, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure the securities liquidations will be carried out in an orderly business manner. There were no changes during the years ended December 31, 2025 and 2024 to the valuation techniques used to measure asset fair values on a recurring basis.
The following table sets forth by level within the fair value hierarchy the Trust’s investment assets accounted for at fair value on a recurring basis at December 31, 2025 and 2024, respectively. As required by the accounting rules, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

Hanesbrands LLC Retirement Savings Plan
Notes to Financial Statements - Continued
December 31, 2025 and 2024

	Investment Assets at Fair Value as of December 31, 2025
	Level 1	Level 2	Level 3	Total
Gildan common stock	$9,342,330	$—	$—	$9,342,330
Registered investment companies	26,758,057	—	—	26,758,057
Money market fund	246,183	—	—	246,183
Collective trusts (1)	—	—	—	545,089,404

Total investment assets at fair value	$36,346,570	$—	$—	$581,435,974

	Investment Assets at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total
Hanesbrands common stock	$14,149,314	$—	$—	$14,149,314
Registered investment companies	34,063,048	—	—	34,063,048
Money market fund	361,188	—	—	361,188
Collective trusts (1)	—	—	—	601,455,147

Total investment assets at fair value	$48,573,550	$—	$—	$650,028,697

(1)Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in the tables above are intended to permit reconciliation of the fair value hierarchy to the investments valued at fair value within Note C and ultimately to the amounts presented in the Statements of Net Assets Available for Benefits.

NOTE F - TAX STATUS
By letter dated December 12, 2017, the IRS determined that the Plan and the Trust met the qualification requirements set forth in Sections 401(a) and 501(a) of the IRC. The Plan has been subsequently amended since the determination, but the Plan's management believes the Plan remains in compliance with the applicable requirements of the IRC.
U.S. GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and to recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan’s management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no tax audits for any period in progress.

NOTE G - PARTY-IN-INTEREST TRANSACTIONS
Approximately 1.6% and 2.2% of the Trust’s assets as of December 31, 2025 and 2024, respectively, were invested in Gildan and Hanesbrands common stock, respectively, in each case through participant-directed account balances. At December 31, 2025 and 2024, the Plan held 149,573 and 1,738,245 shares, respectively, of Gildan and Hanesbrands common stock, respectively, that had a fair value of $9,342,330 and $14,149,314, respectively. The Plan recorded no dividend income during the years ended December 31, 2025 and 2024, on investments in Gildan and Hanesbrands common stock.
As described in Note A, Fidelity Management Trust Company is the trustee of the Plan and Fidelity Investments Institutional Operations Company, Inc. serves as the recordkeeper to maintain the individual accounts of each Plan participant. As detailed on Schedule H, Line 4i - Schedule of Assets (Held At End of Year), certain Plan investments include shares of a money market fund and registered investment companies that are managed by affiliates of Fidelity.
As detailed on Schedule H, Line 4i - Schedule of Assets (Held At End of Year) included in these financial statements, certain assets of the Plan consist of notes receivable from participants pursuant to Plan loans. Transactions involving these assets are considered to be party-in-interest transactions.

Hanesbrands LLC Retirement Savings Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2025

Name of plan sponsor: Hanesbrands LLC
Employer identification number: 20-3552316
Three digit plan number: 401

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
*	Gildan Activewear, Inc.	Gildan Activewear, Inc. Common Stock	$9,342,330

		Collective trusts:
	Vanguard	Target Retirement Income Fund	27,376,035
	Vanguard	Vanguard Retirement 2020 Fund	27,588,421
	Vanguard	Vanguard Retirement 2025 Fund	52,784,029
	Vanguard	Vanguard Retirement 2030 Fund	82,972,826
	Vanguard	Vanguard Retirement 2035 Fund	88,594,041
	Vanguard	Vanguard Retirement 2040 Fund	51,625,339
	Vanguard	Vanguard Retirement 2045 Fund	40,624,632
	Vanguard	Vanguard Retirement 2050 Fund	30,819,690
	Vanguard	Vanguard Retirement 2055 Fund	21,966,965
	Vanguard	Vanguard Retirement 2060 Fund	10,090,562
	Vanguard	Vanguard Retirement 2065 Fund	3,309,827
	Vanguard	Vanguard Retirement 2070 Fund	218,859
	Spartan	Spartan 500 Index Pool - Class C	62,452,990
	Spartan	Spartan Extended Market Index Pool	437,892
	Spartan	Spartan Total International Index Pool	921,824
	Westfield	Westfield Small/Mid Cap Growth Equity	6,988,294
	Invesco Trust Company	Invesco Stable Value Trust	36,317,178

			$545,089,404
		Registered investment companies:
	Ariel Investments	Ariel Fund Institutional Class	7,006,984
	Dodge and Cox	Dodge & Cox International Stock Fund	4,836,867
	American Funds	American Funds Europacific GR International Equity Fund	4,836,867
	Dodge and Cox	Dodge & Cox Income Fund	3,254,291
	Natixis Core	Natixis Core US Bond Fund	3,254,291
	Dodge and Cox	Dodge & Cox Stock Fund	787,475
	Harbor Capital	Harbor Capital Appreciation Retirement	787,475
*	Fidelity	Fidelity Strategic Real Return	1,271,392
*	Fidelity	Fidelity US Bond Index Fund	722,415

			$26,758,057
		Money market funds:
*	Fidelity	Fidelity Investments Money Market Government Portfolio	$246,183

		Participant loans:
*	Participants	Average maturity date of 2.41 years, bearing interest at 3.25% to 9.25%, collateralized by participants’ account balances	$4,723,823

		Total	$586,159,797

* Denotes party-in-interest transaction
(d) Cost is omitted in accordance with Department of Labor 29 CFR 2520.103-10, as investments are participant directed

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 25, 2026	HANESBRANDS LLC RETIREMENT SAVINGS PLAN

		By:	/s/ Virginia Piekarski
Virginia Piekarski
Authorized Member of the Hanesbrands LLC
Employee Benefits Administrative Committee

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of Forvis Mazars, LLP